RELIANCE Communications
Anil Dhirubhai Ambani Group


10016049

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

Exemption File No. 82 – 35005

22nd July, 2010

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per the requirements of the Listing Agreement.

(1) Letter dated 14th July, 2010 along with Corporate Governance Report for the quarter ended 30th June, 2010.

(2) Letter dated 20th July, 2010 alongwith Shareholding pattern for the quarter ended 30th June, 2010, and

(3) Letter dated 22nd July, 2010 alongwith Secretarial Audit Report for the quarter ended 30th June, 2010.

Copies of the aforesaid letters are enclosed herewith for your information and record.

Kindly take the same on record.

Thanking You.

Yours Faithfully,
For **Reliance Communications Limited**



Hasit Shukla
President and Company Secretary

Encl: As above.



Exq. File No. 82-35005

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

Ref: SE/CC/02/2010-11

July 14, 2010

The General Manager
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: **Compliance Report on Corporate Governance for the quarter ended 30th June, 2010.**

Pursuant to Clause 49 of the Listing Agreement, we submit herewith a Compliance Report on Corporate Governance for the quarter ended 30th June, 2010.

We confirm that the Company is in compliance with the provisions of Clause 49 of the Listing Agreement.

You are requested kindly take the same on your record.

Thanking You.

Yours faithfully
For Reliance Communications Limited



Hasit Shukla
President and Company Secretary


Reliance Communications Limited

Encl: As above

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

Quarterly Compliance Report on Corporate Governance

Name of the Company: **Reliance Communications Limited**

Quarter ending on: 30th June, 2010.

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
I. Board of Directors	49 (I)	YES	
(A) Composition of Board	49 (IA)	YES	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	YES	
(C) Other provisions as to Board and Committees	49 (IC)	YES	
(D) Code of Conduct	49 (ID)	YES	
II. Audit Committee	49 (II)	YES	
(A) Qualified & Independent Audit Committee	49 (IIA)	YES	
(B) Meeting of Audit Committee	49 (IIB)	YES	
(C) Powers of Audit Committee	49 (IIC)	YES	
(D) Role of Audit Committee	49 II(D)	YES	
(E) Review of Information by Audit Committee	49 (IIE)	YES	
III. Subsidiary Companies	49 (III)	YES	
IV. Disclosures	49 (IV)	YES	
(A) Basis of related party transactions	49 (IV A)	YES	
(B) Disclosure of Accounting Treatment	49 (IV B)	YES	
(C) Board Disclosures	49 (IV C)	YES	
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	YES	
(E) Remuneration of Directors	49 (IV E)	YES	

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
(F) Management	49 (IV F)	YES	
(G) Shareholders	49 (IV G)	YES	
V. CEO/CFO Certification	49 (V)	YES	
VI. Report on Corporate Governance	49 (VI)	YES	
VII. Compliance	49 (VII)	YES	

For Reliance Communications Limited



Hasit Shukla
President and Company Secretary


Reliance Communications Limited

Date: 14.07.2010.

Ede. No. 82-35005

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

Ref: SE/35/002/2010-11

July 20, 2010.

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sir,

Sub: **Shareholding Pattern for the quarter ended 30th June, 2010.**

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended 30th June, 2010.

Kindly take the same on record.

Yours faithfully
For Reliance Communications Limited



Hasit Shukla
President and Company Secretary

Encl: As above

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company: RELIANCE COMMUNICATIONS LIMITED

Scrip Code : BSE - 532712 NSE – RCOM

Class of Security :- Equity

Quarter ended : 30th June, 2010

Category Code (I)	Category of Shareholder (II)	No of Share holders (III)	Total No of Shares (IV)	Number of shares held in dematerilised Form (V)	Total Shareholding as percentage of total number of shares		Shares Pledged or otherwise encumbered	
					As a percentage of (A+B) (VI)	As a percentage of (A+B+C) (VII)	No of Shares (VIII)	As a percentage) (IX)= VIII/IV*100)
(A)	**Promoter and Promoter Group**							
(1)	**Indian**							
(a)	Individuals/Hindu Undivided Family	11	9845089	9844989	0.48	0.48	0	0.00
(b)	Central Government/State Government(s)	0	0	0	0.00	0.00	0	0.00
(c)	Bodies Corporate	34	1369695971	1369674468	66.75	66.36	0	0.00
(d)	Financial Institutions/Banks	0	0	0	0.00	0.00	0	0.00
(e)	Any Other (Specify)	1	18279000	18279000	0.89	0.89	0	0.00
	Sub -Total (A)(1)	**46**	**1397820060**	**1397798457**	**68.12**	**67.72**	**0**	**0.00**
(2)	**Foreign**							
(a)	Individuals(Non-Resident Individuals/ Foreign Individuals)	0	0	0	0.00	0.00	0	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00	0	0.00
(c)	Institutions	0	0	0	0.00	0.00	0	0.00
(d)	Any Other (Specify)	0	0	0	0.00	0.00	0	0.00
	Sub -Total (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**	**0**	**0.00**
	Total Shareholding of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	**46**	**1397820060**	**1397798457**	**68.12**	**67.72**	**0**	**0.00**
(B)	**Public Shareholding**							
(1)	**Institutions**						N/A	N/A
(a)	Mutual Funds /UTI	247	24182920	23652675	1.18	1.17	0	0.00
(b)	Financial Institutions/Banks	399	4750454	4628026	0.23	0.23	0	0.00
(c)	Central Government/State Governments	62	985115	57116	0.05	0.05	0	0.00
(d)	Venture Capital Funds	0	0	0	0.00	0.00	0	0.00
(e)	Insurance Companies	29	163284680	163278601	7.96	7.91	0	0.00
(f)	Foreign Institutional Investors	527	165347171	165224411	8.06	8.01	0	0.00
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00	0	0.00
(h)	Any Other (Specify)	0	0	0	0.00	0.00	0	0.00
	Sub -Total (B)(1)	**1264**	**358550340**	**356840829**	**17.47**	**17.37**		**0.00**


Reliance Communications

(2)	**Non-Institutions**						N/A	N/A
(a)	Bodies Corporate	9040	54044475	53371519	2.63	2.62	0	0.00
(b)	i. Individual shareholders holding nominal sharecapital up to Rs.1Lakh.	2092510	210412867	165723740	10.25	10.19	0	0.00
	ii. Individual shareholders holding nominal sharecapital in excess of Rs.1Lakh.	166	16456124	15912968	0.80	0.80	0	0.00
(c)	Any Other (Specify)	0	0	0	0.00	0.00	N/A	N/A
1	NRIs/OCBs	21425	14568515	10799963	0.71	0.71	0	0.00
	Sub -Total (B)(2)	**2123141**	**295481981**	**245808190**	**14.40**	**14.32**	**0**	**0.00**
	Total Public Shareholding B=(B)(1)+(B)(2)	**2124405**	**6540 32 321**	**602649019**	**31.88**	**31.69**	**0**	**0.00**
	TOTAL (A)+(B)	**2124451**	**20518 52 381**	**2000447476**	**100.00**	**99.41**	**0**	**0.00**
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	**1**	**12174500**	**12174500**	**0.00**	**0.59**	**0**	**0.00**
	GRAND TOTAL (A)+(B)+(C)	**2124452**	**2064026881**	**2012621976**	**100.00**	**100.00**	**0**	**0.00**

I (b)	Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"					
		Total shares held		Shares Pledged or otherwise encumbered		
Sr No (I)	Name of the shareholder (II)	No. of shares (III)	As a % of Grand total (A)+(B)+(C) (IV)	Number (V)	As a % (VI)=(V)/(III)*100	As a % of grand total (A)+(B)+(C) of Sub-clause (I)(a) (VII)
1	AAA Communication Private Limited	808110172	39.15	0	0.00	0.00
2	AAA Industries Private Limited	250000000	12.11	0	0.00	0.00
3	ADA Enterprises and Ventures Private Limited	250000000	12.11	0	0.00	0.00
4	Hansdhwani Trading Company Pvt. Ltd	3000040	0.15	0	0.00	0.00
5	Shri Jaianmol A. Ambani	1669759	0.08	0	0.00	0.00
6	Mast Jaianshul A. Ambani (through Father and natural guardian Shri Anil D. Ambani)	100	0.00	0	0.00	0.00
7	Reliance ADA Group Trustees Private Limited - Trustees of RCOM ESOS Trust	18279000	0.89	0	0.00	0.00
8	Reliance Capital Limited	8441758	0.41	0	0.00	0.00
9	Reliance General Insurance Co Ltd	90000	0.00	0	0.00	0.00
10	Reliance Innoventures Private Limited	11529001	0.56	0	0.00	0.00
11	Shri Anil D. Ambani	1859171	0.09	0	0.00	0.00
12	Smt. Kokila D. Ambani	4665227	0.23	0	0.00	0.00
13	Smt. Tina A. Ambani	1650832	0.08	0	0.00	0.00
14	Solaris Information Technologies Private Limited	15850000	0.77	0	0.00	0.00
15	Sonata Investments Limited	22675000	1.10	0	0.00	0.00
	TOTAL	**1397820060**	**67.72**	**0**	**0.00**	**0.00**



I(c) **Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares**

Sr. No.	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Life Insurance Corporation of India	149702497	7.25
	TOTAL	149702497	7.25

I(d) **Statement showing details of locked -in shares**

Sr. No.	Name of the shareholder	Category of shareholders (Promoters/ Public)	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
	Nil	Nil	Nil	
	Total			

II(a) **Statement showing details of Depository Receipts (DRs)**

Sr. No.	Type of outstanding DR (ADRs,GDRs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	GDRs	12174500	12174500	0.59
	TOTAL	12174500	12174500	0.59

II(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr. No.	Name of the DR Holder	Type of outstanding DR (ADRs,GDRs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
	Nil			

III(a) **Statement showing the voting pattern of Shareholders, if more than one class of shares / securities is issued by the issuer.**

	Not applicable


Reliance Communications Limited

Edgar File No. 82-35005

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

July 22, 2010

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort, .
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sir,

Sub: Secretarial Audit Report for the quarter ended 30th June, 2010.

Pursuant to the Circular No.D&CC/FITIC/CIR –16/2002 dated December 31, 2002 issued by the Securities and Exchange Board of India, we forward herewith a Secretarial Audit Report dated 12th July, 2010 issued by M/s. Haribhakti & Co, Chartered Accountants for the quarter ended 30th June, 2010, as required.

Kindly take the same on record.

Yours faithfully
For Reliance Communications Limited



Hasit Shukla
President and Company Secretary

Encl: As above.

The Board of Directors
Reliance Communications Limited
H' Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Reliance Communications Limited** (hereinafter referred to as the "Company")} and its Registrar and Share Transfer Agents for issuing Certificate in accordance with Circular D&CC/FITTC/CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following :-

1	For Quarter Ended	**June 30, 2010**
2	ISIN	INE330H01018
3	Face Value	Rs. 5/- per Equity Share
4	Name of the Company	Reliance Communications Limited
5	Registered Office Address	H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
6	Correspondence Address	H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
7	Telephone & Fax Nos.	Tel No: 022 - 3038 6286, Fax No: 022 - 3037 6622
8	Email address	hasit.shukla@relianceada.com
9	Names of the Stock Exchanges where the company's securities are listed	1. Bombay Stock Exchange Limited 2. National Stock Exchange of India Limited.

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	206 40 26 881	100.00
11	Listed Capital (Exchange - wise) - For Exchanges listed in ' 9' above *(as per company records)*	206 40 26 881	100.00
12	Held in dematerialised form in CDSL	6 59 69 461	3.20
13	Held in dematerialised form in NSDL	194 66 52 515	94.31
14	Physical	5 14 04 905	2.49
15	Total No. of Shares (12+13+14)	206 40 26 881	100.00

16 Reasons for difference if any, between:

a) (10&11):	NA
b) (10&15):	NA
c) (11&15):	NA

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below : NIL

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending from SE (Specify Names)

*** *Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18 Register of Members is updated (Yes / No) — YES
if not, updated upto which date — NA

19 Reference of previous quarter with regards to excess dematerialised shares, if any. — NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? — NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	7	203	Delay in receipt of Physical DRFs & Share Certificates from DP.
	9	471	Rejected since Physical DRFs & Share Certificates not received from DP within 30 days.
Total	16	674	
Pending for more than 21 days	3	7	Non-receipt of Physical DRFs & Share Certificates from DP
Total	3	7	

22 Name, Telephone & Fax No. of the Compliance Officer of the Company

Shri Hasit Shukla
Tel No.: 022 - 3038 6286
Fax No.: 022 - 3037 6622

23 Name, Address, Tel. & Fax No., Regn. No. of the Auditor

Haribhakti & Co.
Chartered Accountants
42, Free Press House,
215, Nariman Point
Mumbai - 400 021
Tel.: 022 6639 1101
Fax.: 022 2285 6237

24 Appointment of common agency for share registry work if yes (name & address)

Karvy Computershare Private Limited
Madhura Estates, Municipal No: 1-9/13/C
Plot no: 13 & 13 C, Survey no. 74 & 75,
Madhapur Village, Hyderabad - 500 081

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - Nil

For Haribhakti & Co.
Chartered Accountants



ASHUTOSH THAKER
PARTNER
M. No.: 102770


HARIBHAKTI & CO.
MUMBAI
CHARTERED ACCOUNTANTS

Place: Mumbai
Date : 12th July 2010